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Exhibit 12

NORTHERN STATES POWER COMPANY—MINNESOTA
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES

	YEAR ENDED DECEMBER 31,
	2004	2003	2002	2001	2000
	(IN THOUSANDS, EXCEPT RATIOS)
EARNINGS:
Net income	$230,274	$192,942	$200,222	$207,865	$111,224
Provisions for Federal and state taxes on income	94,613	76,524	108,141	132,732	92,191
Fixed charges as below	142,147	144,951	123,220	112,780	146,192
Less: Undistributed equity in earnings of unconsolidated affiliates	—	—	—	—	—

Total	$467,034	$414,417	$431,583	$453,377	$349,607

FIXED CHARGES:
Interest charges, excluding AFUDC—debt	$142,147	$135,764	$107,470	$97,030	$130,442
Distributions on redeemable preferred securities of subsidiary trust	—	9,187	15,750	15,750	15,750

Total	$142,147	$144,951	$123,220	$112,780	$146,192

RATIO OF EARNINGS TO FIXED CHARGES	3.3	2.9	3.5	4.0	2.4

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  Exhibit 12
NORTHERN STATES POWER COMPANY—MINNESOTA COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO CONSOLIDATED FIXED CHARGES